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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                               Yi Wan Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     98583W
                                 (CUSIP Number)

                          Brenda Lee Hamilton, Esquire
                         Hamilton, Lehrer & Dargan, P.A.
                           2 E. Camino Real, Suite 202
                            Boca Raton, Florida 33432
                             Telephone (561)416-8956
                             Facsimile (561)416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 10, 2003
             (Date of Event Which Requires Filing of this Statement)

       CUSIP No. 98583W

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons
       (entities only).
       WISE ASCENT INVESTMENTS LIMITED

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   NOT APPLICABLE.
       (b)   NOT APPLICABLE.

3.     SEC Use Only..........................................................

4.     Source of Funds (See Instructions) -PF - THE 2,579,397 SHARES OWNED BY
       WISE ASCENT INVESTMENTS WERE PURCHASED BY WISE ASCENT INVESTMENTS
       LIMITED THROUGH ITS SOLE OFFICER, DIRECTOR AND SHAREHOLDER, CHENG WAN
       MING, WHO IS ALSO THE PRESIDENT, CHAIRMAN OF THE BOARD OF DIRECTORS AND
       CONTROLLING SHAREHOLDER OF YI WAN GROUP, INC., THE ISSUER. THE SOURCE
       OF THE FUNDS USED TO PURCHASE THE SHARES WERE THE PERSONAL FUNDS OF
       WISE ASCENT INVESTMENTS LIMITED WHICH WERE CONTRIBUTED BY CHENG WAN
       MING.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
       NOT APPLICABLE.

6.     Citizenship or Place of Organization - WISE ASCENT INVESTMENTS LIMITED
       IS ORGANIZED UNDER THE LAWS OF THE BRITISH VIRGIN ISLANDS.

                   Number of Shares Beneficially Owned by
                 Each Reporting Person With...(7 through 10)

7.     Sole Voting Power - 7,993,621 (1)

8.     Shared Voting Power - THE WIFE OF CHENG WAN MING, CEN MINHONG, DIRECTLY
       OWNS 2,092,675 SHARES. CHENG WAN MING HAS VOTING POWER OF HIS WIFE'S
       SHARES.

9.     Sole Dispositive Power - 7,993,621 (1)

10.    Shared Dispositive Power - THE WIFE OF CHENG WAN MING, CEN MINHONG
       DIRECTLY OWNS 2,092,675 SHARES. CHENG WAN MING HAS SHARED DISPOSITIVE
       POWER OF HIS WIFE'S SHARES.

11.    Aggregate Amount Beneficially Owned by Each Reporting Person -
       10,086,296 (2)

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
       NOT APPLICABLE.

13.    Percent of Class Represented by Amount in Row (11) - 61.1%

14.    Type of Reporting Person (See Instructions) - CO

-------------
(1)  INCLUDES 2,579,397 SHARES OWNED BY WISE ASCENT INVESTMENTS LIMITED, A
     BRITISH VIRGIN ISLANDS CORPORATION. THE SHARES OWNED BY WISE ASCENT
     INVESTMENTS LIMITED ARE INDIRECTLY OWNED BY CHENG WAN MING WHO IS THE SOLE
     OFFICER, DIRECTOR AND SHAREHOLDER OF WISE ASCENT INVESTMENTS LIMITED, AND
     AN OFFICER, DIRECTOR AND BENEFICIAL OWNER OF YI WAN GROUP, INC., THE ISSUER
     AND 5,414,224 SHARES DIRECTLY OWNED BY CHENG WAN MING WHICH ARE ALSO
     INDIRECTLY OWNED BY CHENG WAN MING.

(2)  INCLUDES THE 2,579,397 SHARES OWNED BY WISE ASCENT INVESTMENTS LIMITED,
     5,414,224 SHARES DIRECTLY OWNED BY CHENG WAN MING WHICH ARE ALSO INDIRECTLY
     OWNED BY CHENG WAN MING AND 2,092,675 SHARES WHICH ARE OWNED BY CHENG WAN
     MING'S WIFE, CEN MINHONG, FOR WHICH CHENG WAN MING HAS SHARED VOTING POWER.

Item 1.  Security and Issuer
COMMON STOCK
YI WAN GROUP, INC.
NO. 189 MIDDLE MIN ZHU ROAD
JIAOZUO, HENAN, P.R. CHINA

Item 2.  Identity and Background
(a)      Name: WISE ASCENT INVESTMENTS LIMITED
(b)      Business Address: TRUSTNET CHAMBERS, P.O. BOX 3444, TORTOLA, BRITISH
         VIRGIN ISLANDS
(c)      WISE ASCENT INVESTMENTS LIMITED WAS ORGANIZED IN THE BRITISH VIRGIN
         ISLANDS.
(d)      NOT APPLICABLE.
(e)      WISE ASCENT INVESTMENTS LIMITED HAS NOT BEEN A PARTY TO A CIVIL
         PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT
         JURISDICTION IN THE LAST FIVE YEARS.
(f)      Citizenship: NOT APPLICABLE.

Item 3. Source and Amount of Funds or Other Consideration - PERSONAL FUNDS, IN
THE AMOUNT OF $3,247,892, OF CHENG WAN MING, THE PRESIDENT AND CHAIRMAN OF THE
BOARD OF DIRECTORS OF THE ISSUER, YI WAN GROUP, INC., AND THE SOLE OFFICER,
DIRECTOR AND SHAREHOLDER OF WISE ASCENT INVESTMENTS LIMITED, WERE USED TO
PURCHASE THE 2,579,397 SHARES OWNED BY WISE ASCENT INVESTMENTS. (3)

Item 4. Purpose of Transaction - WISE ASCENT INVESTMENTS LIMITED PURCHASED THE
SHARES TO ACQUIRE SECURITIES OF THE ISSUER.

Item 5.  Interest in Securities of the Issuer -
(a)      THE AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED
         BY WISE ASCENT INVESTMENTS LIMITED IS 10,086,296 SHARES AND 61.1%,
         RESPECTIVELY.
(b)      MR. CHENG WAN MING, THE SOLE OFFICER, DIRECTOR AND SHAREHOLDER OF WISE
         ASCENT INVESTMENTS LIMITED, HAS THE SOLE POWER TO VOTE 7,993,621, WHICH
         INCLUDES 5,414,224 OWNED DIRECTLY BY MR. CHENG WAN MING AND 2,579,397
         SHARES OWNED BY WISE ASCENT INVESTMENTS LIMITED. THE WIFE OF CHENG WAN
         MING, CEN MINHONG, DIRECTLY OWNS 2,092,675 SHARES. CHENG WAN MING HAS
         VOTING POWER OF HIS WIFE'S SHARES.
(c)      THERE ARE NO TRANSACTIONS REGARDING COMMON STOCK THAT WERE EFFECTED
         DURING THE LAST SIXTY DAYS BY WISE ASCENT INVESTMENTS LIMITED OR MR.
         CHENG WAN MING OTHER THAN THE TRANSACTIONS DESCRIBED HEREIN.
(d)      NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO
         DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF,
         THE SECURITIES.
(e)      WISE ASCENT INVESTMENTS LIMITED AND/OR MR. CHENG WAN MING HAVE NOT
         CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF COMMON
         STOCK.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer - NOT APPLICABLE.

Item 7.  Material to be Filed as Exhibits - NOT APPLICABLE.

-------------
(3) WISE ASCENT INVESTMENTS LIMITED RECEIVED AND/OR PURCHASED THE FOLLOWING
SHARES:
     -    955,451 SHARES TRANSFERRED FROM MR.CHENG WAN MING, THE PRESIDENT,
          CHAIRMAN OF THE BOARD OF DIRECTORS AND CONTROLLING SHAREHOLDER OF THE
          ISSUER, AND THE SOLE OFFICER, DIRECTOR AND SHAREHOLDER OF WISE ASCENT
          INVESTMENTS LIMITED FOR NON-CASH CONSIDERATION;
     -    42,770 SHARES PURCHASED FROM YOU YINGLIU, THE ISSUER'S VICE PRESIDENT
          AND DIRECTOR, AT A PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF
          $85,540;
     -    763,750 SHARES PURCHASED FROM ZHANG HAOYU, THE ISSUER'S DIRECTOR, AT A
          PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF $1,527,500;
     -    763,750 SHARES PURCHASED FROM YANG HUIJUAN, THE ISSUER'S DIRECTOR, AT
          A PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF $1,527,500;
     -    21,385 SHARES PURCHASED FROM WU ZEMING, THE ISSUER'S  DIRECTOR, AT A
          PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF $42,770;
     -    26,731 SHARES PURCHASED FROM LUO GUANYING, THE ISSUER'S VICE PRESIDENT
          AND DIRECTOR, AT A PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF
          $53,462; AND
     -    5,560 SHARES PURCHASED FROM LIANG XIAOGEN, THE ISSUER'S DIRECTOR, AT A
          PRICE OF $2 PER SHARE OR AN AGGREGATE AMOUNT OF $11,120.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - July 22, 2003

Signature - /s/Cheng Wan Ming

Name/Title - Cheng Wan Ming/President of Wise Ascent Investments Limited